Exhibit 15.4

April 20, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated April 20, 2023 of Quhuo Limited and are in agreement with the statements contained in the second, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph of Item 16F, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2020 financial statements in Form 20-F filed with the SEC on May 17, 2021.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China